UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Board of Directors Approves the application for membership to B3’s Level 2 special listing segment of Corporate Governance

Rio de Janeiro, October 26, 2017 - Petróleo Brasileiro S.A. – Petrobras, further to the press release disclosed to the market on June 5, 2017, reports that its
Board of Directors approved, at a meeting held yesterday, the company's application for membership to the Level 2 special listing segment of Corporate
Governance of B3 (Level 2).

To this effect, were authorized adjustments to Petrobras’ Bylaws, which will be sent to the General Shareholders’ Meeting’s deliberation, to be convened, and the execution of the Level 2 Participation Agreement with B3 and the Federal
Government, as controlling shareholder, and were approved changes in the
Internal Rules of the Board of Directors, the Executive Committee, and the
Minority Shareholders Committee as well as in the Relevant Act or Fact
Disclosure and Negotiation of Securities Policy, in order to incorporate the additional measures of governance corporate.

The Minority Shareholders Committee will have its attributions extended to now examine and opine in an advising, non-binding capacity, on matters in which preferred shares shall be entitled to vote, pursuant to Level 2 rules. The
Minority Shareholders Committee’s opinion shall be fully included in management’s proposal, which will instruct the vote of ordinary shareholders during the Meeting. This new power of the Minority Shareholders Committee seeks to meet the requirements set out in the aforementioned rules in relation to the voting rights of preferred shareholders in specific matters, however without violating the Petroleum Law, which determines that preferred shares shall never be entitled to vote.

Level 2 membership adds to other initiatives already implemented by the company, such as certification in the Corporate Governance Program for State-Owned
Companies, reaffirming Petrobras’ commitment to the continuous improvement of its governance and alignment to the best practices of the market.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information
that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December
31, 2016, and the Company’s other filings with the U.S. Securities and Exchange
Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: October 26, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer